Exhibit 99.2

NEWS RELEASE

Lorus Therapeutics Announces Positive Results from its Small Molecule

Antimicrobial Program

- Potent Antibacterial Activity of LOR-220 Includes Drug-Resistant “Superbugs” -

TORONTO, CANADA, March 27, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced promising results obtained from preclinical studies on its lead antimicrobial small molecule compound LOR-220.

The studies examined the antibacterial activity of LOR-220 against drug sensitive and drug resistant bacteria that had been isolated from patients with bacteremia and other bacterial infections. LOR-220 showed potent antibacterial activity against a panel of 330 clinical isolates of bacteria, including Streptococcus pneumoniae, methicillin-resistant Staphylococcus aureus (MRSA), and Vancomycin-resistant enterococci (VRE) among the so-called “superbugs”. In addition, LOR-220 demonstrated higher antibacterial activity than that of Vancomycin and Linezolid, both of which are antibiotics currently used to treat serious bacterial infections.

LOR-220 also significantly improved survival of mice infected with two different species of VRE, which, when left untreated, led to 100% lethality. Lorus previously reported similar effects of LOR-220 in improving survival of mice infected with an epidemic strain of MRSA.

The study was carried out for Lorus by Sichuan Industrial Institute of Antibiotics, a research and development based pharmaceutical organization.

“One of the biggest healthcare concerns world-wide is the limited number of therapeutic options available to treat emerging infections caused by multi-drug resistant bacteria such as MRSA and VRE in hospitals and communities. A significant challenge for combating these infections is finding new antimicrobials that work against novel bacterial targets, to reduce or eliminate cross-resistance to existing antibiotics. These new data, generated against hundreds of clinical isolates, provide strong support for further development of LOR-220 and validate the potential of our antimicrobial program”, said Dr. Aiping Young, Lorus’ President and CEO.

Lorus currently focuses on the development of novel therapies for cancer treatment and has prioritized the development of its clinical stage small molecule drug candidate LOR-253, its immunotherapeutic agent, IL-17E, and its new small molecule program, LOR-500. The Company is in discussions with potential partners to advance the development of LOR-220 as a novel, first-in-class antimicrobial for the treatment of serious infections caused by Gram-positive bacterial pathogens.

 About LOR-220

LOR-220 is a small molecule developed by Lorus that targets a class of novel bacterial proteins called kinases, which have recently emerged as critical signaling molecules in bacteria. Previous studies performed at Lorus using reference bacterial strains demonstrated activity of LOR-220 against multi-drug resistant Gram-positive bacteria such as methicillin-resistant Staphylococcus aureus (MRSA), vancomycin-resistant enterococci (VRE), and other pathogens that are emerging as a major cause of severe infections in hospitals and communities world-wide.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, our ability to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Arash Shahi, 416-644-2020; ashahi@renmarkfinancial.com